COMMONWEALTH

Hi Team,

We're writing to offer you an exclusive opportunity to invest in Country Grammer tomorrow, ***August 20 at 12:00 pm EST.***

Here's what you need to know before investing:

Country Grammer is currently on 60 days of turnout to allow a minor bone bruise to heal.

Dr. Larry Bramlage diagnosed the injury and his prognosis for returning to the racetrack is very good. 95% of horses with bone bruising make a full recovery after they are given time in the paddock to heal.

In fact, California Chrome was sidelined with the same injury in 2015. Dr. Bramlage gave the same instructions and he returned in 2016 to win 7/8 races and over $8,000,000. We of course cannot guarantee outcomes but our outlook is positive.

What is the plan going forward?

After his time off we plan to prepare Country Grammer for the mega purse races of the early winter which include: $3M Pegasus World Cup, $20M Saudi World Cup, and the $12M Dubai World Cup. We have high hopes for his return to racing and hope to have him back in the starting gate soon.

If you have any questions, please don't hesitate to reach out.

All the best,
Team Commonwealth

The Offering Circular is available on the SEC's website at the following address:
https://www.sec.gov/Archives/edgar/data/1789339/000143774921017234/comm20210720_1ea.htm